

03014992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/02____ AND ENDING ____12/31/02____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Freeco Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas, 30th Floor
                                    (No. and Street)

RECEIVED MAR 0 4 2003

New York   New York   10019
    (City)   (State)   (Zip Code)

165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L. Freeman, CEO   (212) 830-6177
                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
                    (Name -- if individual, state last, first, middle name)

85 Livingston Avenue   Roseland   New Jersey   07068
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

MAR 2003

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___James L. Freeman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Freeco Securities, LLC_____, as of ___December 31_____ ,20 02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JILL BUTTRY
Notary Public, State of New York
No. 81-4774973
Qualified in Queens C.
Certificate Filed in New York ... y
Commission Expires May 31, 2006
                                        2006

_____ 2|25|03
         Notary Public

_____
                    Signature

___CEO + EXECUTIVE MEMBER___
                    Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREECO SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

FREECO SECURITIES, LLC

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA



Rothstein, Kass & Company, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Freeco Securities, LLC

We have audited the accompanying statement of financial condition of Freeco Securities, LLC as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Freeco Securities, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass + Company, P.C.

Roseland, New Jersey
January 31, 2003

FREECO SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$	8,004

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-
Member's equity	$	8,004

FREECO SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

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1. Organization and nature of operations

Freeco Securities, LLC, (the "Company") is a Delaware limited liability company and is wholly owned by Freeman & Co. LLC, (the "sole member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers, Inc. (NASD) upon receiving its approval in April 2002. The Company's operations consist primarily of providing general strategic advice to corporations concerning mergers, acquisitions, divestitures, joint ventures, business strategy, and strategic investments, and other corporate transactions.

2. Summary of significant accounting policies

Advisory Fees

Advisory fee revenues are recorded in accordance with the terms of the advisory fee agreements.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, its sole member reports its share of the Company's income or loss on its income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the initial year of operations, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $8,000, which was approximately $3,000 in excess of its minimum requirement of $5,000.

FREECO SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

---

5. Related party transactions

The Company has an Administrative Services Agreement (the "Agreement") with its sole member. The Agreement requires the sole member to provide all services required by the Company to operate its business, including but not limited to, office facilities and services, office equipment and technology. The Company was to reimburse its sole member for these services at the rate of $8,333 per month. In addition, the Company was to reimburse its sole member for payments made from the sole member to Company personnel. From May 2002 (commencement of this Agreement) through December 31, 2002 the sole member forgave the payments due from the Company aggregating approximately $973,000. Effective January 2, 2003 the Agreement was amended to provide that the Company reimburse its sole member 95% of its net profits upon the Company receiving payment from its clients.